SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 16)*

Reinsurance Group of America, Incorporated
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
759351406
(CUSIP Number)

Gwenn L. Carr
MetLife, Inc.
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
(212) 578-2211

November 4, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	759351406	SCHEDULE 13D	(Page	2	of	8)

1	NAMES OF REPORTING PERSONS MetLife, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%*

14	TYPE OF REPORTING PERSON

HC

*	This percentage assumes that 43,315,776 shares of RGA class A common stock are issued and outstanding immediately following the Offering, as described in Item 4 of this Schedule 13D Statement. As reported in the Proxy Statement furnished to RGA shareholders in connection with the special meeting of RGA shareholders, scheduled to be held on November 25, 2008, there were 33,080,776 shares of RGA class A common stock issued and outstanding as of October 17, 2008. Following the completion of the Offering on November 4, 2008, an additional 10,235,000 shares of RGA class A common stock were issued and outstanding.

CUSIP No.	759351406	SCHEDULE 13D	(Page	3	of	8)

1	NAMES OF REPORTING PERSONS Metropolitan Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC

*	This percentage assumes that 43,315,776 shares of RGA class A common stock are issued and outstanding immediately following the Offering, as described in Item 4 of this Schedule 13D Statement. As reported in the Proxy Statement furnished to RGA shareholders in connection with the special meeting of RGA shareholders, scheduled to be held on November 25, 2008, there were 33,080,776 shares of RGA class A common stock issued and outstanding as of October 17, 2008. Following the completion of the Offering on November 4, 2008, an additional 10,235,000 shares of RGA class A common stock were issued and outstanding.

CUSIP No.	759351406	SCHEDULE 13D	(Page	4	of	8)

1	NAMES OF REPORTING PERSONS GenAmerica Financial, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

*	This percentage assumes that 43,315,776 shares of RGA class A common stock are issued and outstanding immediately following the Offering, as described in Item 4 of this Schedule 13D Statement. As reported in the Proxy Statement furnished to RGA shareholders in connection with the special meeting of RGA shareholders, scheduled to be held on November 25, 2008, there were 33,080,776 shares of RGA class A common stock issued and outstanding as of October 17, 2008. Following the completion of the Offering on November 4, 2008, an additional 10,235,000 shares of RGA class A common stock were issued and outstanding.

CUSIP No.	759351406	SCHEDULE 13D	(Page	5	of	8)

1	NAMES OF REPORTING PERSONS General American Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC

*	This percentage assumes that 43,315,776 shares of RGA class A common stock are issued and outstanding immediately following the Offering, as described in Item 4 of this Schedule 13D Statement. As reported in the Proxy Statement furnished to RGA shareholders in connection with the special meeting of RGA shareholders, scheduled to be held on November 25, 2008, there were 33,080,776 shares of RGA class A common stock issued and outstanding as of October 17, 2008. Following the completion of the Offering on November 4, 2008, an additional 10,235,000 shares of RGA class A common stock were issued and outstanding.

     This Amendment amends and supplements the Statement on Schedule 13D, as amended (the “Schedule 13D Statement”), relating to the shares of class A common stock, par value $0.01 per share, and related Series A-1 preferred stock purchase rights (collectively, the “RGA class A common stock”), of Reinsurance Group of America, Incorporated (“RGA” or the “Issuer”) previously filed by (i) MetLife, Inc. (“MLINC”), (ii) Metropolitan Life Insurance Company, a wholly owned subsidiary of MLINC (“MetLife”), (iii) GenAmerica Financial, LLC, a wholly owned subsidiary of MetLife (“GenAm Financial”) and (iv) General American Life Insurance Company, a wholly owned subsidiary of GenAm Financial (“GenAm Life” and collectively with MLINC, MetLife and GenAm Financial, the “Filing Parties”). This Amendment is being filed to update the Schedule 13D Statement in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D Statement.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 is hereby amended by adding the following after the last paragraph thereof:
     “On November 4, 2008, RGA completed a public offering of 10,235,000 shares of RGA class A common stock at $33.89 per share (the “Offering”). Although the Filing Parties have not acquired or disposed of any shares of RGA class A common stock, the percentage ownership of RGA class A common stock of the Filing Parties has changed as a result of the Offering.”
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 is hereby amended by replacing the first sentence of the first paragraph of Item 5(a) and (b) with the following:
     "(a) and (b). As of November 4, 2008, each of the Filing Parties beneficially owned 3,000,000 shares of RGA class A common stock, which represents approximately 6.9% of the outstanding shares of RGA class A common stock and approximately 4.1% of the outstanding shares of RGA class A common stock and RGA class B common stock, taken together. The other information contained in Item 4 of this Schedule 13D Statement is incorporated herein by reference.”
     Item 5 is hereby further amended by replacing the last paragraph of Item 5(a) and (b) with the following:
     “The percentage amounts set forth in Item 5 assume that 43,315,776 shares of RGA class A common stock are issued and outstanding immediately following the Offering and that 29,243,539 shares of RGA class B common stock are issued and outstanding at the same time. As reported in the Proxy Statement furnished to RGA shareholders in connection with the special meeting of RGA shareholders, scheduled to be held on November 25, 2008, there were 33,080,776 shares of RGA class A common stock issued and outstanding and 29,243,539 shares of RGA class B common stock issued and outstanding as of October 17, 2008. Following the completion of the Offering on November 4, 2008, an additional 10,235,000 shares of RGA class A common stock were issued and outstanding.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     Item 7 is hereby amended by amending and supplementing the exhibits as follows:

Exhibit	Description of Exhibits
1	Directors and Executive Officers of the Filing Parties

9	Agreement Required for Joint Filing under Rule 13d-1(k)(1)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 5, 2008

METLIFE, INC.
By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

METROPOLITAN LIFE INSURANCE COMPANY
By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

GENAMERICA FINANCIAL, LLC
By:	Metropolitan Life Insurance Company, its Manager

By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer

GENERAL AMERICAN LIFE INSURANCE COMPANY
By:	/s/ Joseph J. Prochaska, Jr.
	Name:	Joseph J. Prochaska, Jr.
	Title:	Executive Vice President and Chief Accounting Officer